Exhibit 99.1

Labopharm Information Circular 2011

ANNUAL MEETING
May 4, 2011 at 11:00 a.m.
Hotel Omni Mont-Royal
1050 Sherbrooke Street West
Montreal, Quebec

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (the “Corporation” or “Labopharm”) will be held at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, Canada on May 4, 2011 at 11:00 a.m. (Montreal time), for the purposes to:

(a)	receive Labopharm’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 and the auditors’ report thereon;

(b)	elect seven directors for the ensuing year;

(c)	appoint the auditors and authorize the directors to fix their remuneration;

(d)	consider, and if deemed advisable, adopting a resolution to amend the Stock Option Plan of the Corporation as to fix a maximum number of securities issuable upon exercise of stock options; and

(e)	transact such other business as may properly come before the Meeting.

Shareholders of the Corporation whose common shares are listed in the Corporation’s register in their name, the name of a broker or other intermediary, or the name of a duly authorized agent, on March 21, 2011 at 5:00 p.m. (Montreal time), are entitled to receive notice of the Meeting of and to cast one vote per common share held.

On the record date for the Meeting, namely, March 21, 2011, 71,571,641 common shares of the Corporation were outstanding and eligible to be voted at the Meeting.

DATED at Laval, Quebec, this 21st day of March, 2011.

By order of the Board of Directors,

/s/ Mark A. D’Souza
President and Chief Executive Officer

Registered Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly complete, date and sign the enclosed form of proxy and return it in the envelope provided at your earliest convenience. to be valid, proxies must reach the office of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, no later than at the close of business on May 2, 2011 or the second to last business day preceding the date of any adjournment to the meeting. Your common shares will be voted in accordance with your instructions as indicated on the form of proxy.

For more information on the procedure to be followed by Shareholders who received a voting instruction form, please refer to “Beneficial Owners” in Section 1 of the Circular and the instructions received from your broker.

TABLE OF CONTENTS

SECTION 1 - VOTING INFORMATION		2
1.1	Solicitation of Proxies	2
1.2	Voting rights and Principal Holders Thereof	2
1.3	Registered shareholders	3
1.4	Beneficial owner	3
SECTION 2 - BUSINESS OF THE MEETING		4
2.1	Receipt of the Audited Consolidated Financial Statements and the auditors’ report hereon	4
2.2	Election of Directors	5
2.3	Appointment of auditors	5
2.4	Amendment to stock option plan	6
SECTION 3 - INFORMATION ON BOARD NOMINEES		6
SECTION 4 - STATEMENT OF EXECUTIVE COMPENSATION		9
4.1	Compensation Discussion and Analysis	9
4.2	Information on the compensation of the named executive officers	15
4.3	Information on the Compensation of the Directors	19
4.4	Description of the stock option plan	22
4.5	Securities Authorized for Issuance under Equity Compensation Plans	24
SECTION 5 - ADDITIONAL INFORMATION		24
5.1	Statement of Corporate Governance Practices	24
5.2	Indebtedness of Directors, Executive Officers and Senior Officers	24
5.3	Material transactions	24
5.4	Liability Insurance	25
5.5	Other Business	25
5.6	Additional Information	25
5.7	Shareholder Nominees for 2012 Annual Meeting	25
5.8	Shareholder proposals for the 2012 annual Meeting	25
5.9	Approval of the Information Circular	25

MANAGEMENT PROXY CIRCULAR FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2011

SECTION 1 - VOTING INFORMATION

1.1	SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the management of Labopharm Inc. of proxies for use at our 2011 Annual Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and, if adjourned, at any reconvening thereof.

As used in the Circular, all references to “Labopharm”, the “Corporation”, “we”, “us”, “our” or similar terms are to Labopharm Inc.

Except as otherwise indicated, the information contained in the Circular is given as of March 18, 2011. Any information, policies or rules posted on our website as described in the Circular (including Schedules A and B) does not form part of, and shall not be deemed to be incorporated by reference into the Circular, unless expressly otherwise indicated.

The solicitation will be made primarily by mail. However, our employees or mandataries designated by us may also solicit proxies by telephone or in writing. The cost of the solicitation will be borne by us.

1.2	VOTING RIGHTS AND PRINCIPAL HOLDERS THEREOF

As at March 21, 2011, we had 71,571,641 of our common shares (the “Shares”) issued and outstanding. Shareholders are entitled to cast one vote per Share held.

At the Meeting and if adjourned, at any reconvening thereof, each shareholder is entitled to exercise the votes attached to the Shares registered in his or her name at the close of business on March 21, 2011, which is the record date that has been set for the Meeting.

To the knowledge of our directors and officers and according to the latest data available, no person, company or other entity has held or exercised control or direction over 10% or more of issued and outstanding Shares of Labopharm.

We and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“FSTQ”) entered into an agreement on May 29, 2001 (the “FSTQ Agreement”) pursuant to which: (i) as long as FSTQ holds 5% or more of the issued and outstanding Shares, FSTQ has the right to designate two nominees to represent it on our board of directors (the “Board”); (ii) as long as FSTQ holds 1% or more and less than 5% of the issued and outstanding Shares, FSTQ has the right to designate one nominee to represent it on our Board; and (iii) the FSTQ Agreement will be in force as long as FSTQ holds 1% or more of the issued and outstanding Shares.

As at the date of the Circular, to the knowledge of our directors and officers, FSTQ held 1,355,087 Shares representing approximately 1.89% of all issued and outstanding Shares. Consequently, FSTQ is entitled under the FSTQ Agreement to designate one nominee for election to the Board.

1.3	REGISTERED SHAREHOLDERS

Shareholders whose Shares are registered in their name in the Corporation’s register are registered shareholders. Registered Shareholders of the Corporation may vote in person at the Meeting, or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and vote on behalf of a registered shareholder at the Meeting.

Appointment of Proxyholders

The proxyholders already designated in the form of proxy are directors or officers of Labopharm. If a registered shareholder wishes to appoint as his or her proxyholder to represent him or her at the Meeting a person other than those whose names are printed on the form of proxy, he or she may do so by striking out the names appearing thereon and inserting such other person’s name in the blank space provided. If the registered shareholder is not a natural person, the form of proxy must be signed by a duly authorized officer or agent of said registered shareholder. A proxyholder need not be a Shareholder of the Corporation.

To be valid, any proxy to be used at the Meeting must be received no later than the close of business on May 2, 2011 by our transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”).

Voting by Proxy

The proxyholder named in the form of proxy will exercise the voting rights attached to the Shares in accordance with the instructions given by the registered Shareholder.

In the absence of instructions, designated proxyholders will exercise the voting rights attached to the Shares as follows:
•	FOR the election of each of the director nominees for the ensuing year;
•	FOR the appointment of Ernst & Young llp as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration; and
•	FOR the proposed amendment to the Stock Option Plan as to fix a maximum number of securities issuable following upon exercise of stock options (Resolution 2011-1).

The enclosed form of proxy confers upon the proxyholder a discretionary power in respect of amendments to the matters set forth in the Notice of Meeting and regarding all other matters which may properly be brought before the Meeting and, if adjourned, at any reconvening thereof. As at the date of the Circular, our Management is not aware of any such changes or other matters that may come before the Meeting. If, however, such amendments or other matters do properly come before the Meeting or if adjourned, at any reconvening thereof, the Shares represented by the form of proxy will be voted at the discretion of the proxyholder.

Revocation of Proxies

A person giving a proxy may revoke it at any time including, if the Meeting is adjourned, at any reconvening thereof, unless the proxy has already been used. A proxy may be revoked by a written notice executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or an attorney thereof duly authorized and sent to our Corporate Secretary. The authority conferred upon the proxyholder may also be revoked if the shareholder attends the Meeting in person and makes a request to that effect.

Confidentiality of Votes

To protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by Computershare, the Corporation’s registrar and transfer agent. Computershare submits a copy of a form of proxy to the Corporation only when a registered shareholder clearly wishes to express a personal opinion to management, or when necessary to comply with legal requirements.

1.4	BENEFICIAL OWNER

Beneficial owners are shareholders whose Shares are held in their name by a nominee, such as a broker, other Intermediary or a duly authorized agent. Consequently, these Shares are not registered under their beneficial owners name in the Corporation’s register.

Beneficial owners will receive (or will have received) from their nominees either a request for voting instructions for the number of Shares held by them. The nominees’ voting instructions will contain instructions relating to signature and return of the document and these instructions should be read carefully and followed by the beneficial owner to ensure that their Shares are accordingly voted at the Meeting.

To vote in person at the Meeting, beneficial owners must:

•	insert their own name as proxyholder in the space provided for this purpose on the voting instruction form;
•	not otherwise complete the form as their vote will be taken at the Meeting;
•	present themselves at the Meeting to a representative of Computershare; and
•	return the voting instruction form following the procedure indicated on the form.

The voting instruction form authorizes proxyholders to represent beneficial owners and vote on their behalf at the Meeting. Brokers, other Canadian intermediaries and their duly authorized agents are prohibited from exercising the voting rights attached to the Shares on behalf of beneficial owners unless they are specifically instructed to do so by the beneficial owner.

Appointment of Proxyholders

The proxyholders already designated in the voting instruction form are directors or officers of Labopharm. If a beneficial owner wishes to appoint as his or her proxyholder to represent him or her at the Meeting a person other than those whose names are printed on the voting instruction form, he or she may do so by striking out the names appearing thereon and inserting such other person’s name in the blank space provided. If the beneficial owner is not a natural person, the voting instruction form must be signed by a duly authorized officer or agent of said beneficial owner. A proxyholder need not be a Shareholder of the Corporation. To be valid, the voting instruction form must be returned following the procedure indicated on the form.

Voting by Instruction Form

The proxyholder named in the voting instruction form will exercise the voting rights attached to the Shares in accordance with the instructions given by the beneficial owner.

In the absence of instructions, designated proxyholders will exercise the voting rights attached to the Shares as follows:
•	FOR the election of each of the director nominees for the ensuing year;
•	FOR the appointment of Ernst & Young llp as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration; and
•	FOR the proposed resolution as to amend the Stock Option Plan as to fix a maximum number of securities issuable upon exercise of stock options. (Resolution 2011-1).

The enclosed voting instructions form confers upon the proxyholder a discretionary power in respect of amendments to the matters set forth in the Notice of Meeting and regarding all other matters which may properly be brought before the Meeting and if adjourned, at any reconvening thereof. As at the date of the Circular, our Management is not aware of any such changes or other matters that may come before the Meeting. If, however, such amendments or other matters do properly come before the Meeting or if adjourned, at any reconvening thereof, the Shares represented by the form of proxy will be voted at the discretion of the proxyholder.

Revocation of Voting Instructions
Beneficial owners may revoke their voting instructions by following their broker or any other intermediary’s instructions.

Confidentiality of Votes
To protect the confidential nature of voting by beneficial owners, the votes exercised by voting instruction form are compiled and transmitted by the intermediaries to Computershare, the Corporation’s registrar and transfer agent.

SECTION 2 - BUSINESS OF THE MEETING

2.1	RECEIPT OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITORS’ REPORT HEREON

The Audited Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2010 and the auditors’ report thereon are an integral part of the 2010 Annual Report of the Corporation, which is available on its website (www.labopharm.com), on the SEDAR website (www.sedar.com) and on the EDGAR website (www.sec.gov/edgar.shtml).

Our Annual Report and Financial Statements will be presented at the Meeting. The approval of the shareholders with respect thereto is not required.

2.2	ELECTION OF DIRECTORS

The articles of incorporation of the Corporation provide for the election of a minimum of three and a maximum of 25 directors. The Board of the Corporation has set to seven the number of directors to be elected. All directors elected at the Meeting will hold office until their resignation or the election or appointment of their replacement, or until the close of the next Annual Meeting of the Shareholders of the Corporation.

Directors will be elected individually. We have no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instructions form reserve the right to vote for another nominee of their choice.

The name of each individual recommended by our Corporate Governance and Nominating Committee as a nominee director, their career profiles and the number of Shares which each nominee directly or indirectly held as beneficial owner or over which he or she exercised control or direction as at the date of the Circular are provided in Section 3 of the Circular.

2.3	APPOINTMENT OF AUDITORS

At the Meeting, our Shareholders will be called upon to appoint auditors. The Board recommends voting FOR the appointment of Ernst & Young llp as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

The resolution regarding the appointment of the auditors must be adopted by a majority of the votes cast by the shareholders present or represented by proxy and entitled to vote at the Meeting.

Auditors’ Fees

In 2004, we adopted an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, as amended in 2010, which includes specific policies and procedures for the engagement of non-audit services. Such policy is available on our website (www.labopharm.com).

Ernst & Young llp have been acting as our auditors since July 2002. In addition to performing the audit of our consolidated financial statements, Ernst & Young llp provided other services to us and they billed us the following fees in respect of each of our two most recently completed fiscal years:

Fees	Fiscal year ended December 31, 2010 ($)	Fiscal year ended December 31, 2009 ($)
Audit Fees(1)	463,772	500,102
Audit-Related Fees(2)	50,732	3,903
Tax Fees(3)	188,556	52,667
All other Fees(4)	45,236	7,596
Total:	748,295	564,268
(1)	Refers to the aggregate fees billed by our external auditors for audit services.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for regulatory review.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.
(4)	Refers to the various language translation services provided by our external auditors.

2.4	AMENDMENT TO STOCK OPTION PLAN

On March 18, 2011, the Board, including independent directors of the Corporation, unanimously approved the amendment to the Stock Option Plan in order to change the maximum number of Shares issuable under the Stock Option Plan from a variable number of Shares representing 9.9% of the total number of issued and outstanding Shares at any given time to a fixed number of 7,085,592 Shares, which represents 9.9% of the issued and outstanding Shares on March 14, 2011.

Following this amendment, future Shares issued by the Corporation pursuant to the exercise of options, equity financings or otherwise will not automatically increase the number of Shares issuable under the Stock Option Plan.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, adopting the following resolutions approving the amendment to the Stock Option Plan (“Resolution 2011-1”):

“NOW THEREFORE, on resolution duly made and seconded, BE IT RESOLVED:

•
THAT the Corporation’s Stock Option Plan, as amended and approved by the Board on March 18, 2011, be and is hereby ratified and approved, so as to change the maximum number of Shares issuable under the Stock Option Plan from a variable number representing 9.9% of the total number of issued and outstanding shares at any given time to fixed number of 7,085,592 Shares, which represents 9.9% of the issued and outstanding Shares on March 14, 2011;

•
THAT any director or officer of the Corporation be and he/she is hereby authorized, for and on behalf of the Corporation, to sign and deliver all the documents and perform other acts that this director or this officer may deem necessary or advantageous, for the purpose of giving full effect to the terms of this resolution 2011-1, his/her signature to said documents or the performance of such acts being the evidence of the present decision.”

Resolution 2011-1 does not increase the maximum number of options that can be granted under the Stock Option Plan.  Resolution 2011-1 sets a fixed number of Shares that can be issued pursuant to options granted under the Stock Option Plan. To be adopted, Resolution 2011-1 must be approved by a majority of votes cast by shareholders of the Corporation who vote in person or by proxy at the Meeting.

The Board recommends that shareholders approve the amendment to the Stock Option Plan by voting FOR Resolution 2011-1. Unless instructed to vote against Resolution 2011-1, the persons named in the enclosed form of proxy intend to vote FOR the adoption of Resolution 2011-1.

For more information on our Stock Option Plan and other amendments adopted by the Board on March 18, 2011 for which shareholders’ approval is not required, please refer to “Description of Stock Option Plan” in Section 4 of the Circular.

SECTION 3 - INFORMATION ON BOARD NOMINEES

In accordance with our Corporate Governance Rules which are more fully described in our Statement of Corporate Governance Practices, attached hereto as Schedule A, the Corporate Governance and Nominating Committee, which reports to the Board, annually reviews the composition of our Board with respect to the independence, skills, experience and expertise of its members and draws up, for purposes of review and approval by the Board, a list of nominees to be proposed as directors of our Corporation, subject to the requirements of the FSTQ Agreement.

The Corporate Governance and Nominating Committee has recommended, and this recommendation was approved by the Board, that the seven individuals listed in the table below be proposed as nominees for election to the Board at the Meeting. Mr. Jacques L. Roy is FSTQ’s nominee for election to the Board pursuant to the FSTQ Agreement. All nominees are currently directors of the Corporation.

The name of each nominee director, the year in which each nominee became a director of Labopharm, their career profile and the number of Shares which each nominee held as beneficial owner or over which he or she exercised control or director as of the date of the Circular, are provided in the following table:

Name and residence	Career profile(1)	Number of Shares held directly or indirectly as beneficial owner
Santo J. Costa (a) North Carolina, United States Independent Director since 2006
Mr. Costa is Chairman of the Board of Labopharm and is currently Of Counsel with Smith, Anderson, Blount, Dorsett, Mitchell and Jernigan, L.L.P., of Raleigh, North Carolina specializing in corporate law for healthcare companies.

From June 2001 to August 2007 he was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor.  Previously, Mr. Costa held the role of Vice Chairman and before that, President and Chief Operating Officer of Quintiles Transnational Corporation. Prior to joining Quintiles, Mr. Costa held the positions of General Counsel and Senior Vice-President Administration with Glaxo Inc., US Area Counsel with Merrell Dow Pharmaceuticals and Food & Drug Counsel with Norwich Eaton Pharmaceuticals.

Mr. Costa is an Adjunct Professor in the clinical research program at the Campbell University School of Pharmacy.
31,500
Julia R. Brown (B) California, United States Independent Director since 2006
Mrs. Brown is Strategic Advisor to the life science industry since 2003 and a certified director. She serves on the board of CONNECT, an organization that fosters innovation, entrepreneurship and the formation of new companies. In May 2010, she was appointed to the board of Corporate Directors Forum, a San Diego organization dedicated to making boards more effective. She is Chair of the Board of Trustees of the University of California, San Diego Foundation and a member of the CleanTECH San Diego board.

Mrs. Brown has an extensive and diverse background in the life-sciences industry. From 2000 to 2003, Mrs. Brown was Executive Vice President of Amylin Pharmaceuticals, Inc. where she served as Advisor to the CEO until 2008. Previously, she was Executive Vice President of Dura Pharmaceuticals from 1995-1999 and spent more than 25 years with Eli Lilly and Company in progressively more senior roles. In December 2010, Ms. Brown received CONNECT's award for "Distinguished Contribution to the Life Science Industry".

She is a graduate of Louisiana Tech University where she studied microbiology and biochemistry.
20,000
Mark A. D’Souza Quebec, Canada Non-Independent Director since 2011
Mr. Mark A. D’Souza was appointed as President and Chief Executive Officer of Labopharm effective March 14, 2011, replacing Mr. James R. Howard-Tripp. Mr. D’Souza joined Labopharm as Chief Financial Officer in September 2006 and brings to Labopharm a strong knowledge of financial management and extensive international and public company expertise.

Prior to joining Labopharm, Mr. D’Souza served as Vice President, Finance with Quebecor Media Inc., having spent 9 years with the Quebecor Group in a number of domestic and international assignments, with corporate responsibilities for budgeting and reporting, corporate finance, investor relations, tax planning, risk management, purchasing and human resources. Prior to joining Quebecor he was the Finance Director of the Société Générale de Financement du Québec and has held corporate finance positions at the Royal Bank of Canada and the Union Bank of Switzerland (Canada). Mr. D’Souza is a member of the Quebec bar and began his career as a lawyer with the law firm Hemens Harris and Associates.

Mr. D’Souza holds an MBA from the École des Hautes Études Commerciales (1989) and an LLL (1981) from the University of Montreal.
19,000
Richard J. MacKay(a) Québec, Canada Independent Director since 1995
Mr. MacKay is Chairman of the Advisory Board of Valeo Pharma Inc. From 1976 to 2009, he was President and Chief Executive Officer of Stiefel Canada Inc.

Mr. MacKay has a vast experience in management and sales in the pharmaceutical industry, particularly in Asia and North America. Mr. MacKay is a former Chairman of the Board of the Pharmaceutical Manufacturers Association of Canada (now Canada's Research-Based Pharmaceutical Companies (Rx&D)), and a former director of the Nonprescription Drug Manufacturer of Canada (now Consumer Health Products Canada) and the Canadian Dermatology Foundation.

Mr. MacKay graduated of Sir George Williams University (now Concordia University) and recipient of advanced business diplomas from both Harvard University and École des Hautes Études Commerciales (now HEC Montreal).
211,971

Name and residence	Career profile(1)	Number of Shares held directly or indirectly as beneficial owner
Frédéric Porte(C) Québec, Canada Independent Director since 1998
Mr. Porte is the founder and President of Medipress Management Inc., a company offering strategic and financial planning in the health care sector and is also a venture partner of Genesys Capital, a venture capital organization.

In 1981, he founded L’Actualité Médicale Inc., a publishing company the assets of which were sold in 1985. In 1987, he founded and was President of Clinidata Inc., a medical and pharmaceutical software company, which was purchased by Hoechst Marion Roussel (now Sanofi-Aventis S.A.) in 1994.

Mr. Porte holds a Diplôme d’études approfondies (D.E.A.) in social and economic information from L’Université Paris-Sorbonne in France, as well as a degree in Business Administration and Finance from L’École Supérieure de Commerce in Lyon, France.
145,000
Jacques L. Roy(B) (C) Québec, Canada Independent Director since 2001
Mr. Roy is consultant and has over 25 years of experience working in the fields of finance, venture capital and mergers and acquisitions. From May 2005 to January 2007 he was Vice-President, Finance and Corporate Development with Omega Laboratories Limited Investment and from March 2004 to April 2005 Manager - Life Sciences with FSTQ.

Throughout the course of his career, Mr. Roy has served on the board of directors of more than 15 companies (including various life sciences companies) as well as on the audit committee of a number of such companies.

Mr. Roy holds a Bachelor of Commerce degree (B.Comm.) from McGill University
1,000 (2)
Rachel R. Selisker(B) (C) North Carolina, United States Independent Director since 2008
Ms. Selisker is President of Seamark Advisors LLC, a consulting firm providing financial consulting services to the healthcare industry. She is a Certified Public Accountant and a senior financial executive with diverse advisory experience in the healthcare industry. She also serves as a member of the board of directors of several other corporations and organizations, including Wake Technical Community College Foundation.

She was from March 2006 to May 2007, Chief Financial Officer of AAIPharma, Inc. From January 2001 to March 2006, she served as Managing Director of the Raleigh, North Carolina offices of Thompson Clive & Partners Inc., a venture capital firm based in London. Prior to joining Thompson Clive, Ms. Selisker served from July 1987 to February 2000 as Chief Financial Officer, and from February 2000 to January 2001 as Senior Vice President, Global Shared Services, of Quintiles Transnational Corp., at that time, a publicly held pharmaceutical services organization providing development, sales and other professional services to pharmaceutical, biotechnology and healthcare companies on a worldwide basis.
-
(1)
For more information regarding the public corporations on whose boards our nominees currently serve as directors, please refer to Schedule A “Statement of Corporate Governance Practices” of the Circular.

(2)	Mr. Roy is FSTQ’s nominee pursuant to the FSTQ Agreement. As at the date of the Circular, to our knowledge based upon information provided by FSTQ, FSTQ held 1,355,087 Shares of the Corporation.
(A)	Member of the Corporate Governance and Nominating Committee.
(B)	Member of the Compensation Committee.
(C)	Member of the Audit Committee.

To the knowledge of Labopharm, no director nominee is, at the date of the Circular, or has been, during the 10 years prior to the date of the Circular, a director, chief executive officer or chief financial officer of any company, including Labopharm, that while the nominee was acting in such capacity, or after the nominee ceased to act in such capacity, and as a result of an event which occurred while the nominee was performing his or her duties, was the subject of one of the following orders that was in effect for more than 30 consecutive days, namely, any cease trade or similar order or any order that denied it access to any exemption under securities legislation.

To the knowledge of Labopharm, no director nominee is, at the date of the Circular, or has been, in the 10 years prior to the date of the Circular, a director or executive officer of any company, including Labopharm, that while the nominee was acting in such capacity or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to, or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, except for:

•
Mr. Santo J. Costa was the non executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Santo J. Costa was also a director of DigiScript Inc., a privately held company, until he resigned from such position on August 18, 2008. On August 25, 2008, after his resignation, DigiScript Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code.

•
Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). Mr. Porte is currently Chairman of the Board of Directors of Ambrilia Biopharma Inc. ("Ambrilia") an issuer listed on the Toronto Stock Exchange. On July 31, 2009, Ambrilia obtained Court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada). Ambrilia is still under Court protection at this time. Also on July 31, 2009, The Investment Industry Regulatory Organization of Canada (IIROC) halted the trading of the shares of Ambrilia pending delisting review. IIROC announced on August 6, 2009 the resumption of the trading of Ambrilia’s shares on the Toronto Stock Exchange. On February 4, 2011, the Toronto Stock Exchange decided to delist the common shares of Ambrilia at the close of market on March 4, 2011.

•
In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL Skysystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada).

In addition, to the knowledge of Labopharm, no director nominee has, in the 10 years prior to the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to, or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Furthermore, to the knowledge of Labopharm, no director nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material to a reasonable investor in deciding whether to vote for a nominee.

Board Interlocks

As at the date of the Circular, no members of the Board served together on the boards of other reporting issuers.

SECTION 4 - STATEMENT OF EXECUTIVE COMPENSATION

4.1	COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the Corporation’s executive compensation policies and programs primarily as they relate to the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers (the “Named Executive Officers”), and the directors of the Corporation. The Compensation Committee of the Corporation has reviewed and discussed with management the disclosure contained in this section and, based on such review and discussion, it has recommended to the Board of the Corporation that this discussion and analysis of our compensation policies and programs be included in the Circular.

Mandate and Composition of our Compensation Committee

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of our directors and senior executive officers. The mandate of the Committee is primarily to ensure that our executive compensation policies and programs are supportive of business strategies, competitive in the markets in which the Corporation competes for human resources and supportive of the long term interests of the Corporation and its shareholders. The Board has adopted a formal Charter for the Compensation Committee that forms part of our Corporate Governance Rules, a copy of which is available on our website (www.labopharm.com).

Since the Corporation’s last annual meeting of shareholders held on May 5, 2010, the Compensation Committee has been composed of three directors, all of whom are independent directors as defined in the standards established by the Canadian Securities Administrators (the “CSA”), namely: Julia R. Brown, who is the chair, Rachel R. Selisker and Jacques L. Roy. The Board of the Corporation believes that these directors have the knowledge, experience and background to fulfill their mandate.

Compensation Philosophy

Our executive compensation policies and programs are designed to attract, retain and motivate leadership talent. Our executive compensation also aims at:

•
Linking a significant portion of each executive’s total compensation directly to the attainment of individual and team-based objectives that are intended to promote the development of the Corporation and to create value for shareholders;

•	Incenting executives to improve overall Corporation performance through short and long-term reward programs; and

•	Providing long-term incentive opportunities to ensure that management’s interests are aligned with those of the shareholders through Share price performance.

Compensation Decision Making Process

The Compensation Committee reviews and recommends annually to the Board the compensation of the Named Executive Officers and other executives. In reviewing executive compensation, the Compensation Committee will rely primarily on:

•
A benchmarking analysis of Labopharm’s executive compensation against the median of a peer group conducted by an independent external compensation consultant. This benchmarking exercise reviews base salary, short-term cash compensation and long-term incentives offered to the Named Executive Officers and compares them to what is being offered by the Corporation’s peer group for similar positions. This assessment is not meant to establish limits within which compensation must be fixed, but rather to assess the competitiveness of the Corporation’s compensation in order to attain the Corporation’s underlying compensation objectives described above;

•	A performance evaluation of the President and Chief Executive Officer, to determine if changes to his compensation are appropriate, based on the various considerations described below; and

•
The President and Chief Executive Officer’s analysis of the performance and contribution of the other Named Executive Officers and recommendations on any changes to their compensation. The Compensation Committee gives considerable weight to the President and Chief Executive Officer’s evaluation of other Named Executive Officers, because of his direct knowledge of each Named Executive Officer’s performance and contribution. No other Named Executive Officer has any input into executive compensation decision.

Independent Compensation Consultant

The Compensation Committee has the authority to retain the services of independent external consultants who provide it with necessary information on market trends and best practices regarding compensation policies and programs as well as the competitiveness of the Corporation’s executive compensation. The Compensation Committee is thus kept well informed so that it can make sound decisions that can also take into account factors other than the information and recommendations of the external consultants.

For fiscal 2010, the Compensation Committee retained the services of Radford, an Aon Hewitt Company (“Radford”), as its independent compensation consultant to assist it in reviewing the competitiveness and appropriateness of the Corporation’s compensation programs.

The services of Radford in 2010 mainly involved assisting the Compensation Committee in reviewing the Corporation’s compensation philosophy, identifying a market comparator group of peer companies, reviewing the Corporation’s executive compensation levels relative to the Corporation’s peers, providing information on evolving market practices and governance trends, and developing recommendations covering salary, bonus and long-term incentive compensation for executive compensation.

The Compensation Committee reviews and pre-approves all fees and terms of service for consulting services provided by its independent compensation consultant. These fees paid to Radford during fiscal 2009 and 2010 were as follows:

Type of fee	Fiscal 2010 fees ($)	Fiscal 2009 fees ($)	Percentage of fees for both fiscal (%)
Fees for Compensation Committee mandates	36,039	32,339(1)	100(2)
Other fees	-	-	0
(1)	Amounts paid in US dollars are converted into Canadian dollars using the prevailing exchange rate as at the date of the invoice.
(2)	Radford is an Aon Hewitt Company. No other fees were paid to Aon Hewitt.

Benchmark

The Compensation Committee believes that maintaining competitive executive compensation is essential to meet the Corporation’s compensation objective of attracting, retaining and motivating a strong executive team. In order to ensure that the Corporation’s executive compensation is and remains competitive, the Compensation Committee benchmarks executive compensation annually in relation to that offer by the companies in the Corporation’s peer group (the “Peer Group”).

Because the Corporation competes for talent in Canada and in the United States, the Corporation uses a Peer Group composed of Canadian and U.S. biotechnology companies. The composition of the Peer Group is recommended by Radford and approved by the Compensation Committee on an annual basis in order to ensure that the companies forming part thereof are comparable to the Corporation. The following criteria were used to establish our Peer Group:

•	Companies competing with us in our markets for human resources;

•	Companies that are comparable to us in size and complexity based on various metrics such as the number of employees, revenues, research and development expenses, and market capitalization; and

•	Companies with a pharmaceutical product on the market or in the later stages of clinical trials working towards bringing such product to the market

Based on these criteria, our Peer Group is currently composed of the following companies.

		2010		Market
Company	Number of Employees	Revenues in million of $US Dollars	R & D Expense in million of $US Dollars	Capitalization(1) in million of $US Dollars

Canadian Peers
Aeterna Zentaris Inc.	99	63.2	44.2	104.8
Cardiome Pharma Corp.	84	52.1	29.0	350.5
Nuvo Reasearch Inc.	72	8.4	8.2	79.3
Paladin Labs Inc.	115	104.7	6.9	505.7
QLT Inc.	142	42.1	28.6	290.1
Theratechnologies Inc.	98	18.8	21.2	302.6
Transition Therapeutics Inc.	36	2.4	16.8	62.2

U.S. Peers
Adolor Corporation	114	37.4	43.9	57.5
Alexza Pharmaceuticals, Inc.	90	9.5	39.8	65.6
Cadence Pharmaceuticals, Inc.	90	0.0	19.5	443.9
Columbia Laboratories, Inc.	62	32.2	8.6	115.3
Cypress Bioscience, Inc.	150	27.3	12.0	155.1
Depomed, Inc.	73	57.7	34.9	256.0
DURECT Corporation	127	24.3	34.6	237.2
GTx, Inc.	120	14.7	32.3	122.7
Inspire Pharmaceuticals, Inc.	240	92.2	51.1	602.1
Momenta Pharmaceuticals, Inc.	176	20.2	60.6	699.5
Nektar Therapeutics	335	71.9	95.1	1,419.4
NeurogesX, Inc.	45	2.0	11.2	129.0
Pain Therapeutics, Inc.	27	20.6	21.1	301.0
PenWest Pharmaceuticals Co.	39	20.8	12.4	159.1
POZEN Inc.	31	32.2	22.5	213.2
Progenics Pharmaceuticals, Inc.	204	49.0	49.8	161.1

Labopharm Inc.	130	23.4	12.1	84.5
(1)	As of October 22, 2010. Canadian peer’s financial data is expressed in $US, converted at a rate of US$0.9523 per $1.00.

Discretion and Judgment

The Compensation Committee reviews compensation practices at peer companies to ensure that total compensation offered to our senior executives is competitive. Consequently, the Committee will generally aim to offer to the Corporation’s Named Executive Officers compensation packages that, as a whole, are within a reasonable range of the 50th percentile for a comparable position within the Peer Group. The Compensation Committee, however, exercises discretion and judgment in determining compensation, carefully considering other factors in its review such as the experience, responsibilities, length of service and performance of an Named Executive Officer before finalizing its compensation decision and recommendation to the Board. The Committee also takes into consideration the Corporation’s financial performance, budgetary constraints and restrictions or limitations on the availability of certain compensation components.

Elements of our Compensation Programs

The Corporation’s executive compensation policies and programs are designed so as to constitute adequate reward for services and incentive for executive officers to promote the development of the Corporation and increase shareholder value. The Corporation’s compensation strategy is therefore weighted towards various pay-for-performance components.

Our compensation mix facilitates the furtherance of the Corporation’s objectives by allowing adjustments to be made to the overall structure of compensation schemes and/or individual packages in order to promote the achievement of certain team-based or personal objectives or to take into consideration other factors such as seniority, experience, skills and performance.

Concretely, this means that certain components of compensation may be higher than the median of the Peer Group in some cases while other components are lower in order to better address such objectives and factors.

The main components of the Corporation’s compensation mix consist of:

(i)	Base Salary

Base salary makes up the fixed portion of total compensation and is meant to attract and retain executive officers. Base salaries are reviewed in the first quarter of every fiscal year. In defining base salary, the Compensation Committee will give considerable weight to the competitiveness of the base salary offered in comparison to the market median of the Peer Group for a comparable position. The Compensation Committee will also consider evolving trends in the market and then determine if adjustments are necessary based on the scope of each Named Executive Officer’s responsibilities relative to other members of the executive team, his or her experience in similar positions, the length of service with the Corporation, his or her geographical location and internal equity. Increases in salary from one year to the other, if any, are also subject to budgetary constraints and other financial considerations.

After having reviewed and analyzed the salaries paid to presidents and chief executive officers occupying similar positions and performing similar functions at companies within the Peer Group, the Compensation Committee will make a recommendation to the Board for approval of the base salary of the President and Chief Executive Officer. For other Named Executive Officers, the President and Chief Executive Officer will generally make a recommendation for each Named Executive Officer to the Compensation Committee, and the Committee will then recommend to the Board a proposed base salary for each individual.

For more information on the base salaries paid to the Named Executive Officers please refer to the section “Information on the Compensation of the Named Executives Officers” of the Circular.

(ii)	Short-Term Incentive Plan - Bonus Awards

Our short term incentive plan provides for an annual, variable, cash incentive designed to motivate participants to achieve corporate objectives and to reward exceptional performance and contribution. All our employees, including the Named Executive Officers are eligible to receive an annual bonus award. Payments, if any, are based on the Corporation’s overall performance as compared to corporate objectives defined by the Compensation Committee and approved by the Board, as well as individual performance.

The Corporation’s short term incentive plan is based on a “team” approach under which executives at the same level of general responsibility receive the same target bonus opportunity. Under our plan, the President and Chief Executive Officer is eligible to receive a bonus of up to 60% of his annual base salary, while other Named Executive Officers are eligible to a bonus of up to 40% of their base salary. This makes the potential bonus payment in line with the 50th percentile for each Named Executive Officer when compared to the Peer Group. The Committee believes that this encourages achievement of objectives and rewards high performance.

Corporate Objectives

Annually, the Compensation Committee reviews and recommends to the Board the approval of the Corporation’s corporate objectives for that fiscal year. Because the Corporation is in a developmental stage, these corporate objectives are generally defined in terms of progress towards established objectives which may enhance the overall performance, profitability and long term growth of the Corporation, such as achieving certain financial targets, concluding important contracts or partnerships, realizing advances in our research and development programs, and obtaining favourable clinical results or regulatory approval of a product. Each objective is then weighted according to its importance and criticality.

The following table provides a list of the 2010 objectives adopted by the Board. For fiscal 2010, 70% of the Corporation’s corporate objectives related to product-oriented goals, while the balance of 30% related to financial and business development goals

OBJECTIVES(1)	WEIGHTING
• Approval and successful commercialization of the Corporation’s once-daily trazodone formulation OleptroTM in the United States	20% financial 20% regulatory Total: 40%
• Build the OleptroTM launch readiness	20%
• Increase Tramadol product unit sales outside of the United States	10%
• Increase overall revenue	10%
• Further advance and develop the Corporation’s pipeline of product candidates	10%
• Achieving certain financial targets, such as increasing liquidity to support the Corporation’s business plan and continue to improve cost management:	10%
(1)
Certain objectives mentioned in this table also comprise key achievements or targets that are confidential. These confidential achievements or targets represent approximately 50% of the Corporation’s total corporate objectives and were viewed by the Compensation Committee and the Board as being challenging to management but realistically achievable.

Individual contribution

President and Chief Executive Officer
For fiscal 2010, the individual performance of the President and Chief Executive Officer was closely linked to the realization of the Corporation’s corporate objectives and the good stewardship of the Corporation in general. As a result, 100% of our President and Chief Executive Officer’s personal objectives were assessed on the achievement of the Corporation’s corporate objectives.

Other Named Executives Officers
For fiscal 2010, the individual performance of other Named Executive Officers was established at the discretion of the President and Chief Executive Officer and was the result of the assessment of their leadership behaviours and their ability to adhere to and instill the organization’s values, as well as their individual contribution to the achievement of the corporate objectives.

Calculation of Bonus Payouts

Bonus payouts under our short term incentive plan are calculated using a formula pursuant to which bonus payouts in any given year are dependent upon the Named Executive Officer’s target bonus, a Corporation multiplier which is intended to reflect Corporation performance in meeting corporate objectives established by the Compensation Committee, and an individual multiplier which rates individual performance and contribution.

For more information on bonus awarded to our Named Executive Officers, please refer to the section “Information on the Compensation of the Named Executives Officers” of the Circular.

(iii)	Option Grants

All Named Executive Officers are eligible to receive stock option grants. We believe that stock options provide value in three ways:

•	by closely aligning management interests with those of shareholders vis-à-vis share price performance;
•	by acting as a means to attract high potential executives in competition to larger, more established companies; and
•	by having long-term retention value.

When, upon the recommendation of the Compensation Committee, the Board grants options, it follows competitive long-term incentive compensation practices such that the size and value of these grants are intended to place our Named Executive Officers in a competitive position as compared to the estimated value of the options granted to executives occupying similar positions and performing similar functions at companies within the Peer Group.

When the Compensation Committee recommends to the Board the size of new grants to each Named Executive Officer, it considers several factors which are benchmarked with similar positions in the Peer Group, including the number of shares underlying the grant, the size of the grant as a percentage of all grants, the long term incentive value of the grant based on a Black-Sholes valuation, and the level of potential ownership in the Corporation the grant represents. The Compensation Committee also takes into account the number and term of previously granted options and gives careful consideration to the overall dilution created by equity grants as measured by the size of the equity pool of shares reserved for options granted when compared to the total number of shares outstanding.

Options granted by the Board upon the recommendation of the Compensation Committee to our Named Executive Officers normally vest as follows:

•	one-third on the date of the grant;

•	an additional one-third on the first anniversary of the date of the grant; and

•	the remainder on the second anniversary of the date of the grant.

For more information on options granted to the Named Executive Officers please refer to the section “Information on the Compensation of the Named Executives Officers” of this section of the Circular.

(iv)	Other Benefits

The Corporation does not offer pension benefits to its executives. Perquisites and personal benefits are provided to executive officers based on competitive practices, business needs and specific circumstances.

4.2	INFORMATION ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In February 2011, the Compensation Committee examined the results obtained for the Corporation as a whole relative to the corporate objectives set at the beginning of fiscal 2010 and approved the compensation payable to the Named Executive Officers based on the level of achievement of the corporate objectives and each one’s individual contribution. It then recommended that the Board approve it. The following section of the Circular presents the compensation paid to the Named Executive Officers for fiscal 2010 for each of the main components of the Corporation’s compensation mix.

Base Salary

In February 2010, the Compensation Committee recommended that increases in base salaries for each Named Executive Officer should be targeted at 2.7%, consistent with the recommendation of Radford, its independent compensation consultant, based on review of our Peer Group and considering experience and individual contribution. The increases that were provided to the Named Executive Officers in 2010 result in base salaries that approximate the median, being the 50th percentile, of the Corporation’s Peer Group.

Annual Bonus Awards

President and Chief Executive Officer
For fiscal 2010, although we were gratified with significant progress made on many of our corporate objectives fixed at the beginning of the fiscal year and identified hereinabove as well as other valuable accomplishments in product development, certain expectations linked to these objectives, particularly the revenue generated by the commercialization of OleptroTM for fiscal 2010 were below the Corporation’s expectations, the Compensation Committee therefore recommended to the Board not to pay an annual bonus to Mr. James R. Howard-Tripp.

Other Named Executive Officers
For fiscal 2010, upon recommendation from the President and Chief Executive Officer and to recognize the individual contribution of our Named Executive Officers in the significant progress and achievement of certain corporate objectives, the Compensation Committee recommended to the Board that annual bonuses be granted to our Named Executive Officers. These corporate objectives were:

•	Approval and successful commercialization of the Corporation’s once-daily trazodone formulation OleptroTM in the United States:

•	On February 3, 2010, the U.S. Food and Drug Administration approved our once-daily trazodone product - OleptroTM.

•
On May 20, 2010 we completed our joint venture agreement with Gruppo Angelini for the commercialization of OleptroTM in the United States. OleptroTM was launched in the United States on August 10, 2010 by Angelini Labopharm.

Specific financial targets for the determination of bonuses are confidential, as they represent competitive, sensitive information. These confidential achievements or targets represent approximately 50% of the Corporation’s total corporate objectives. If disclosed, it would be prejudicial to the Corporation as it would allow competitors to know the strategic plans of the Corporation. These objectives are viewed by the Compensation Committee and the Board as set at a challenging level.

For more information on annual bonuses paid for each Named Executive Officers, please refer to the Summary Compensation Table below.

Option Grants

In 2009, the Compensation Committee reviewed, with the assistance of its independent compensation consultant, the effectiveness of the Corporation’s equity-based compensation to Named Executive Officers. This assessment was carried out by comparing the competitiveness of the Corporation’s long term incentive grants to the Peer Group using several comparison methods. For 2010, this analysis showed that long term compensation to the Corporation’s Named Executive Officers was below the median of the Peer Group in terms of levels of executive ownership and retention value.

Although the option grants were limited in 2010 given the pool constraints that the Corporation faced, the Compensation Committee is committed to providing grant level that approximates the 50th percentile in order to better continue to align management’s motivation with shareholders’ interests.

All options were granted for fiscal 2010 at an exercise price equal to the closing price of the Corporation’s Shares on the date of the grant with a vesting period over two years in accordance with the Corporation’s Plan.

Summary Compensation Table - Named Executive Officers

The following table is presented pursuant to Canadian securities legislation. It details the total compensation paid by Labopharm and its subsidiaries to each of the Named Executive Officers during the past three fiscal years.

Summary Compensation Table

Name and principal position	Year	Salary ($)		Option-based awards(1)(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation (4) ($)		Total compensation ($)
					Annual incentive plans(3) ($)	Long-term incentive plans ($)
James R. Howard-Tripp President and Chief Executive Officer(5)	2010	534,280		136,917	-	-	-	-		671,197
	2009	520,235		354,250	-	-	-	-		874,485
	2008	520,235		539,500	185,938	-	-	-		1,245,673
Mark A. D’Souza Senior Vice-President and Chief Financial Officer(6)	2010	319,022		68,459	62,127	-	-	-		449,608
	2009	310,635		119,900	-	-	-	-		430,535
	2008	310,635		166,000	74,975	-	-	-		551,610
Mary Anne Heino(7) President, Angelini Labopharm, LLC	2010	328,398	(8)	68,459	62,100	-	-	-		458,957
	2009	354,402	(8)	98,100	-	-	-	-		452,502
	2008	331,135	(8)	166,000	81,458	-	-	53,323	(8)(9)	631,916
Damon C. Smith Senior Vice-President, Research & Development	2010	314,544		68,459	61,255	-	-	-		444,258
	2009	306,275		98,100	-	-	-	-		404,375
	2008	306,275		199,200	57,654	-	-	-		571,185
Gregory M.C. Orleski Vice-President, Business Development	2010	275,000		-	55,000	-	-	-		330,000
	2009	275,000		54,500	-	-	-	-		329,500
	2008	271,827	(10)	74,000	40,871	-	-	-		386,692

(1)
The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model based on the grant date closing price on the TSX of the Corporation’s Shares ($1.14 for 2010, $1.46 for 2009, and $2.57 for 2008) and the following weighted average assumptions:

For the years ended December 31,	2010	2009	2008
Expected volatility	82.41%	100%	77%
Expected life	6.0 years	5.0 years	5.0 years
Risk-free interest rate	2.99%	1.85%	3.44%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Corporation has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Corporation based its determination of expected volatility on the historical market volatility of its Shares.

(2)	On March 11, 2011, the Board granted 350,000 options to Mr. Mark A. D’Souza.
(3)
The compensation under the annual incentive plans was earned for the reference year and is payable early in the following year. Amounts     payable in a currency other than Canadian dollar are converted at the December 31 exchange rate for the reference year.

(4)	Perquisites that do not exceed $50,000 or 10% of salary are not included in this column.
(5)
Mr. James R. Howard-Tripp ceased to be President and Chief Executive Officer and director of the Corporation effective as of March 14, 2011. The provisions of the Stock Option Plan will continue to apply to any outstanding unexercised stock options, vested and unvested, held by Mr. James R. Howard-Tripp on March 14, 2011. However, his options shall expire 24 months immediately following March 14, 2011.

(6)	Effective on March 14, 2011, Mr. Mark A. D’Souza replaced Mr. James R. Howard-Tripp as President and Chief Executive Officer and director of the Corporation.
(7)
Ms. Mary Anne Heino was Senior Vice-President, Sales and Marketing of the Corporation from February 2007 to January 25, 2011. Ms. Heino received a salary of US$318,883 for fiscal ended December 31, 2010 and of US$ 310,500 for fiscals ended December 31, 2009 and December 31, 2008.

(8)
Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to $1.03088 in 2010, US$1.00 to $1.14139 in 2009 and US$1.00 to $1.06646 in 2008. The variation in the base salary of Ms. Heino between the years 2008 and 2009 is due to changes in exchange rates.

(9)	Represents the US$50,000 balance of Ms. Heino’s signing bonus which was paid in fiscal 2008.
(10)	Mr. Gregory M.C. Orleski was appointed as Vice-President, Business Development on January 10, 2008.

Stock Options Granted to Named Executive Officers

The aggregate number of Shares underlying the options granted during the fiscal year ended December 31, 2010 to all of our employees and directors was 967,900 at prices ranging from $1.32 to $1.59 per Share, of which a total of 342,294 options were granted to our Named Executive Officers.

The following table shows all awards to our Named Executive Officers outstanding at the end of the most recently completed fiscal year (December 31, 2010):

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
James R. Howard-Tripp(2)	250,000 325,000 325,000 120,000	6.98 2.57 1.46 1.59	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - -	- - - -	- - - -
Mark A. D’Souza	110,000 11,700 100,000 110,000 60,000	8.40 7.33 2.57 1.46 1.59	Sep. 7, 2011 May 11, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - - -	- - - - -	- - - - -
Mary Anne Heino	100,000 100,000 90,000 60,000	6.98 2.57 1.46 1.59	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - -	- - - -	- - - -
Damon C. Smith	70,000 120,000 90,000 60,000	6.98 2.57 1.46 1.59	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - -	- - - -	- - - -
Gregory M.C. Orleski	100,000 50,000	1.21 1.46	Feb. 25, 2015 Feb. 24, 2016	- -	- -	- -
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2010 ($0.95) and multiplying the result by the number of Shares underlying an option.

(2)
Mr. James R. Howard-Tripp ceased to be President and Chief Executive Officer and director of the Corporation effective as of March 14, 2011. The provisions of the Stock Option Plan will continue to apply to any outstanding unexercised stock options, vested and unvested, held by Mr. James R. Howard-Tripp on March 14, 2011. However, his options shall expire 24 months immediately following March 14, 2011.

Incentive Plan Awards - Value at Vesting or Value Earned During the Fiscal Year
The following table indicates the value of the awards at vesting or the value earned during the fiscal year ended December 31, 2010. For more information on the terms and conditions of the awards, please refer to section “Compensation of the Named Executive Officers” of the Circular.

Name	Option-Based Awards-Value vested during the year ($) (1)	Share-Based Awards-Value vested during the year ($)	Non-equity Incentive Plan Compensation - Value earned during the year ($)
James R. Howard-Tripp	0	-	-
Mark A. D’Souza	0	-	-
Mary Anne Heino	0	-	-
Damon C. Smith	0	-	-
Gregory M.C. Orleski	0	-	-
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the Common Shares of the Corporation on the TSX and the exercise price. On the vesting date, the share price was $0.95, while the exercise price of options varied between $6.98 and $1.59.

Performance Graph

The performance graph presented on the next page illustrates the cumulative total return of a $100 investment in Canadian dollars in our Shares, compared with the cumulative total return of the S&P/TSX Capped Health Care Index and the S&P/TSX Composite Index.

The year-end values of each investment are based on share appreciation plus dividends, if any, reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

The trend shown by the performance graph set forth above represents a marked decline in shareholder return between 2006 and 2008 mitigated by an increase at the end of fiscal 2008, a slight decline in 2009 and a sharp decline in 2010.

The trend shown in the above graph for total shareholder return does generally correspond to the trend in the total compensation paid to the Corporation’s Named Executive Officers. For the last three fiscal years, the total compensation paid to the Named Executive Officers went down 70%. As for base salary we see for the five-year period a stable increase in base salaries, with no increase in 2009. The base salaries were increased in 2010 in order to bring them up to the median of our Peer Group but an important decline can be observed in annual bonuses paid in the last fiscal years to our Named Executive Officers.

The trading price of Shares on the TSX and NASDAQ is subject to fluctuation based on several factors, many of which are outside control of the Corporation and some of which are disclosed and discussed under the heading “Item 3 - Risk Factors” in the Corporation’s Annual Report on Form 20-F for the period ended December 31, 2010.

As the Corporation’s shareholders have felt the impact of the reduced share prices in the past several fiscal years, so too have Labopharm’s Named Executive Officers and executives. Thus, for example, as at December 31, 2010, the outstanding vested stock options held by the Named Executive Officers had a negligible present value and thus an important portion of their executive packages has been significantly diminished in value.

Termination and Change of Control Benefits

As of the date of the Circular and pursuant to their respective employment agreements, in the event of a termination of employment (except where such termination is due to gross negligence of duty) or a change of control of the Corporation, Mr. Mark A. D’Souza, President and Chief Executive Officer is entitled to receive a cash payment in an amount equal to 24 months of his annual base salary and the bonus he is entitled to while Dr. Damon C. Smith, Senior Vice-President, Research and Development, is entitled to receive a cash payment in an amount equal to 18 months of his annual base salary and the bonus he is entitled to.

Our Named Executive Officers mentioned above would also be entitled to their insurance and health care benefits for the same period as above, and all of their unexercised stock options would fully vest and would be exercisable pursuant to the terms and conditions under which the stock options were granted except that the Named Executive Officer would be entitled to exercise such options until the expiry of the above-mentioned period. In addition, upon retirement of such Named Executive Officers, all options granted to them shall be exercisable until their original expiry date provided that certain conditions are met at that time.

At the end of fiscal 2010, Mr. James R. Howard-Tripp was President and Chief Executive Officer of the Corporation. Mr. Howard-Tripp’s employment with the Corporation ended effective as of March 14, 2011 and received a gross amount equivalent to $1,142,000 in lieu of severance representing his entitlement to receive a cash payment equal to 24 months of his annual base salary and other benefits.

Assuming that the triggering event would have taken place on the last business day of fiscal 2010, Mr. Mark A. D’Souza, then Senior Vice-president and Chief Financial Officer, would have received $478,533, plus the bonus he is entitled to, in the case of a change of control or termination of employment. Similarly, Ms. Mary Anne Heino and Dr. Damon C. Smith would have received $493,093 and $471,816 respectively plus the bonuses they are entitled to.

4.3	INFORMATION ON THE COMPENSATION OF THE DIRECTORS

Determining Directors Compensation

The current compensation regime applicable to directors of the Corporation is designed to:

•	attract and retain highly qualified individuals to serve on the Corporation’s Board and its committees;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	reflect the responsibilities, commitment and risks involved in serving as a director of a public corporation in Canada and in the United States.

The Compensation Committee regularly assesses the market competitiveness of our directors’ compensation, with the assistance of its compensation consultant, against publicly-traded Canadian and U.S. corporations in a Peer Group. For more information on the Corporation’s Peer Group, please refer to section “Benchmark” of this section of the Circular.

Based on a survey report performed by Radford, our director’s compensation package was reviewed in May 2010 to achieve a proper balance between cash and equity compensation by assessing the Corporation’s compensation practices against our Peer Group.

Changes were made on May 4, 2010 regarding the Committee Member Retainer (other than the chairperson) of the Compensation Committee which was adjusted to $9,000 annually. No other changes have been made to director compensation since May 8, 2008, date on which the Board compensation was adjusted by a 10% reduction ib the cash compensation to be paid to non-executive directors, as agreed upon the Board.

Retainers and Fees Paid to Directors

Our non-executive directors’ compensation is based exclusively on annual cash retainers and long term compensation in the form of stock options. Each director is also entitled to be reimbursed for the travelling costs incurred by him or her in order to attend meetings of the Corporation. The director who is also an executive of the Corporation receives no remuneration for serving as a director.

(i)	Fees

Annual Board and Committee retainers are paid to each non-executive director in quarterly installments, in arrears. According to the Corporation’s compensation policies applicable to non-executive directors, each non-executive director is entitled to the compensation set forth in the following table.

Type of Compensation	Annual Compensation(1) ($)
Board Chairman retainer (total compensation)	85,500
Board Retainer	36,000
Committee Chairperson
Audit	18,000
Compensation	18,000
Corporate Governance and Nominating	13,500
Committee Member Retainer (other than chairperson)
Audit	9,000
Compensation	9,000
Corporate Governance and Nominating	6,750
Meeting Attendance Fees
Board Meeting	-
Committee Meeting	-

(1)	These amounts are paid in US dollars for non-resident directors.

During the fiscal year ended December 31, 2010, a total of $156,000 was earned by our Canadian directors and US$236,250 by our non-resident directors (excluding reimbursement of travel expenses).

(ii)	Equity-based Compensation

Unless otherwise determined by the Board, each non-executive director receives options to purchase Shares pursuant to our Stock Option Plan. Since May 4, 2010, each non-executive director receives annually 10,000 options to purchase Shares under our stock option plan. New incoming members to the Board also receive 20,000 options to purchase Shares upon joining the Board, with the exception of the Chairman of the Board who received 50,000 options upon joining the Board in March 2006. The Chairman of the Board further receives an additional annual grant of 5,000 options.

For fiscal 2010, Compensation Committee recommended that the annual grant of options to Directors be reduced by half from the preceding year. During the fiscal year ended December 31, 2010, we granted a total of 75,000 options to purchase Shares under our Stock Option Plan to our non-executive directors.

Director Compensation Table

The following table sets forth detailed amounts of compensation provided to each non-executive director1 of the Corporation for the fiscal year ended December 31, 2010.

Name	Fees earned ($)		Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Santo J. Costa	88,140	(2)	14,241	-	-	-	102,381
Julia R. Brown	55,668	(2)	9,494	-	-	-	65,162
Richard J. MacKay(3)	51,188		9,494	-	-	-	60,682
Frédéric Porte	45,000		9,494	-	-	-	54,494
Lawrence E. Posner(4)	46,969	(2)	9,494	-	-	-	56,463
Jacques L. Roy	53,250		9,494	-	-	-	62,744
Rachel R. Selisker(5)	59,533	(2)	9,494	-	-	-	69,027
(1)
The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model based on the grant date closing price on the TSX of the Corporation’s Shares ($0.95 for 2010) and the following weighted average assumptions:

For the years ended December 31,	2010
Expected volatility	82.08%
Expected life	6.0 years
Risk-free interest rate	3.38%
Dividend yield	n/a

In developing the estimate of expected life, the Corporation has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Corporation based its determination of expected volatility on the historical market volatility of its shares.

(2)	Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to $1.03088.
(3)
Mr. MacKay was Chairman of the Corporate Governance and Nominating Committee until May 4, 2010, and remains a member of this Committee. He resigned as member of the Compensation Committee on May 4, 2010.

(4)
On May 4, 2010, Mr. Posner was appointed as Chairman of the Corporate Governance and Nominating Committee of which he was already a member. At the Meeting, Mr. Posner will not be standing for re-election as director of the Corporation.

(5)	Ms. Selisker was appointed as member of the Compensation Committee on May 4, 2010.

1    The relevant disclosure for Mr. James R. Howard-Tripp is provided in section “Information on the Compensation of the Named Executive Officers” of this section of the Circular. Mr. Howard-Tripp stepped down as a member of the Board on March 14, 2011.

Stock Options Granted to Directors

The following table shows all awards to our non-executive directors outstanding at the end of the fiscal year ended December 31, 2010:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Santo J. Costa	50,000 50,000 30,000 30,000 15,000	8.44 7.33 1.90 1.62 1.32	Mar. 1, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Julia R. Brown	27,500 20,000 20,000 20,000 10,000	6.93 7.33 1.90 1.62 1.32	Jan. 18, 2012 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Richard J. MacKay	20,000 25,000 20,000 20,000 10,000	9.72 7.33 1.90 1.62 1.32	May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Frédéric Porte	20,000 20,000 20,000 20,000 10,000	9.72 7.33 1.90 1.62 1.32	May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Lawrence E. Posner	31,250 20,000 20,000 10,000	2.45 1.90 1.62 1.32	Aug. 8, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - -	-	-
Jacques L. Roy	5,000 25,000 25,000 20,000 20,000 10,000	8.50 9.72 7.33 1.90 1.62 1.32	Feb. 15, 2011 May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - - -	-	-
Rachel R. Selisker	24,995 5,005 20,000 10,000	0.70 1.46 1.62 1.32	Nov. 6, 2015 Feb. 25, 2016 May 7, 2016 May 5, 2017	6,249(2) - - -	-	-
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2010 ($0.95) and multiplying the result by the number of Shares underlying an option.

(2)	Ms. Selisker’s options were granted on November 6, 2008 and vested on the same date.

Incentive Plan Awards - Value at Vesting or Value Earned During the Fiscal Year

The following table indicates the value of the awards at vesting or the value earned during the fiscal year ended December 31, 2010. For more information on the terms and conditions of the awards, please refer to “Information on the Compensation of the Directors” in this Section of the Circular.

Name	Option-Based Awards- Value vested during the year ($) (1)	Share-Based Awards- Value vested during the year ($)	Non-equity Incentive Plan Compensation - Value earned during the year ($)
Santo J. Costa	0	-	-
Julia R. Brown	0	-	-
Richard J. MacKay	0	-	-
Frédéric Porte	0	-	-
Lawrence E. Posner	0	-	-
Jacques L. Roy	0	-	-
Rachel R. Selisker	0	-	-
(1)
 The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the Shares of the Corporation on the TSX and the exercise price. On the vesting date, the Share price was $0.95, while the exercise price of options varied between $8.44 and $0.70

4.4	DESCRIPTION OF THE STOCK OPTION PLAN

The following is a description of the purpose, terms and conditions of our Stock Option Plan and includes changes of a clerical nature adopted by the Board on March 18, 2011 including in connection with the early termination of options issued to service providers upon termination of their agreement with the Corporation and the procedure required for the exercise of options.

Our actual Stock Option Plan provides that a maximum number of Shares that can be issued under the Stock Option Plan may not exceed 9.9% of the total number of Shares issued and outstanding at any given time. As of the date of the Circular, there were 4,844,450 options issued and outstanding under our Stock Option Plan representing approximately 6.77% of our issued and outstanding Shares. For more information on the proposed amendments to our Stock Option Plan please refer to the section “Proposed Amendment” below.

Our actual Stock Option Plan provides that every three years, all unallocated options under the Stock Option Plan will have to be approved by (i) our Board of Directors, (ii) a majority of our independent directors, and (iii) our shareholders. At their meeting dated May 8, 2008, the Corporation’s shareholders unanimously approved all unallocated options under the Stock Option Plan.

If Resolution 2011-1 is approved by the shareholders at the Meeting a three-year approval will no longer be necessary.

The purpose of our Stock Option Plan is to enable us to attract and retain highly experienced and skilled directors, officers, employees, members of the Scientific Advisory Committee and service providers of Labopharm and its subsidiaries (collectively, the “Participants”) and to provide incentives to such Participants to promote the creation of shareholder value by aligning such Participants’ interests with the market value of our Shares. The Stock Option Plan authorizes the Board to grant options to purchase Shares to directors, officers, employees, members of the Scientific Advisory Committee and service providers of Labopharm and its subsidiaries. There is no longer a Scientific Advisory Committee of the Corporation. However, options may have been issued in the past to members of such committee.

No Participant may hold options to purchase more than 5% of the number of Shares issued and outstanding at any time. The number of securities issuable (or reserved for issuance) to insiders under our Stock Option Plan may not, at any time, exceed 10% of our issued and outstanding securities. Furthermore, the number of securities issued to insiders under our Stock Option Plan, within any one-year period, may not exceed 10% of all of our issued and outstanding securities.

The exercise price of options granted under the Stock Option Plan is established by the Board but may not be lower than the closing market price of the Shares on the TSX on the date of the grant. If no transaction has been reported on such stock exchange on the option grant date, the closing price will be deemed to be the closing price of the Shares on the TSX on the last date on which transactions were reported immediately prior to the option grant date. The Board determines as part of each option grant the applicable vesting period and expiry date, provided that options may have an expiry date of up to ten years from the date of the grant. Notwithstanding the foregoing, unless the Board decides otherwise, including in the event of the retirement of an executive officer or a director of the Corporation, options are not exercisable from and after each of the following dates:

(i)	in the case of a Participant that is an officer or an employee of Labopharm or one of our subsidiaries:

•	the date on which such Participant resigns or voluntarily leaves his employment;

•	the date on which such Participant’s employment is terminated for cause;

•	six months following the termination of such Participant’s employment by reason of death;

•	90 days following the termination of such Participant’s employment by reason other than those mentioned above, for example, disability, illness, retirement or early retirement;

(ii)	in the case of a Participant that is a director of Labopharm or one of our subsidiaries but is not employed by Labopharm or one of Labopharm subsidiaries (and in other limited circumstances):

•	the date on which such Participant ceases to be a director for any reason other than death in the event that the director was a member of the Board for less than five consecutive years;

•
the original expiry date in the event that the directors was a member of the Board for a minimum of five consecutive years; was not required to cease to be a member of the Board pursuant to a decision of a regulatory authority or resolution of the Board; and complied with any agreement or undertaking towards the Corporation including any confidentiality, non-solicitation and non-competition provisions.

•	six months following the date on which such Participant ceases to be a director by reason of death.

(iii)	in the case of a Participant that is a service provider:

•	90 days following the end of the term of the agreement or the termination of the service agreement by either party.

However, the Board may waive certain early termination requirements applicable to officers and directors of the Company in certain circumstances and provided certain conditions are met which includes, in the case of an officer or employee, that such officer or employee retires permanently from his/her employment with the Corporation and, in the case of a director that has been a member of our Board for a minimum of five consecutive years, that such director (i) retires voluntarily, (ii) was not required to cease to be a member of our Board pursuant to a decision of a regulatory authority or a resolution of the Board and (iii) complied with certain any agreements and undertaking towards the Corporation.

No option or interest therein is assignable by a Participant other than by testamentary disposition or by operation of the law of succession. No financial assistance is provided by us to facilitate the purchase of Shares upon the exercise of options under the Stock Option Plan.

The Stock Option Plan contains provisions permitting accelerated vesting in the event that an offer to purchase is made to all holders of Shares (i.e. a takeover bid). In such case, all options become exercisable immediately but only to the extent necessary to enable the Participant to tender his or her Shares in response to the offer.

The Stock Option Plan is administered by the Board or the Compensation Committee. The Board, on the advice of the Compensation Committee, and subject to any necessary regulatory approval, may amend, suspend or terminate the Stock Option Plan in whole or in part at any time but shareholder approval will be required for the following amendments to the Stock Option Plan or any options granted thereunder:

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of re-issuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes.

The Board of Directors can make certain amendments of the following nature to the Stock Option Plan and options without shareholder approval:

(i)	minor or technical amendments to any provision of the Stock Option Plan;

(ii)	corrections to any provision of the Stock Option Plan containing an ambiguity, defect, error or omission;

(iii)	changes to the option termination provisions that do not entail an extension beyond their original maximum term; or

(iv)	a change in the vesting provisions.

Proposed Amendments

On March 18, 2011, the Board, including independent directors of the Corporation, unanimously approved the amendment to the Stock Option Plan in order to change the maximum number of Shares issuable under the Stock Option Plan from a variable number of Shares representing 9.9% of the total number of issued and outstanding Shares at any given time to a fixed number of 7,085,592 Shares, which represents 9.9% of the issued and outstanding Shares on March 14, 2011.

Following this amendment, future Shares issued by the Corporation pursuant to the exercise of options, equity financings or otherwise will not automatically increase the number of Shares issuable under the Stock Option Plan.

The management of the Corporation is proposing that shareholders approve amendments to the Stock Option Plan. For more information on proposed Resolution 2011-1 please refer to the section “Amendment to Stock Option Plan” in Section 2 of the Circular.

4.5	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Our Stock Option Plan is our only security-based compensation arrangement. The following table sets forth, as at December 31, 2010, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) ($)	Number of securities remaining available for further issuance under Labopharm’s equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,909,450	3.19	2,176,142
Total:	4,909,450	3.19	2,176,142

SECTION 5 - ADDITIONAL INFORMATION

5.1	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our statement of corporate governance practices is set forth in Schedule A to the Circular.

5.2	INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed fiscal year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries either at any time during the most recently completed fiscal year or as at the date of the Circular.

5.3	MATERIAL TRANSACTIONS

Except as described below, we are not aware that any of our directors, officers, nominees for election as directors, other informed persons or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed fiscal year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

We have entered into a consulting services agreement with ACPharma Ltd., a Corporation controlled by Anthony C. Playle, who is Managing Director and Director of our wholly-owned subsidiary, Labopharm Europe Limited. This consulting services agreement with ACPharma Ltd. was terminated effective March 15, 2010. The consulting fees paid to ACPharma Ltd. for the most recently completed fiscal years are as follows:

Year	Consulting Fees Paid ($)(1)
2010	59,647
2009	303,568
2008	330,520
(1)	Consulting fees paid to ACPharma Ltd. are billed in £ sterling and converted into Canadian dollars at he prevailing exchange rate as at the date of the invoice.

5.4	LIABILITY INSURANCE

We take out liability insurance for the benefit of our directors and officers to cover them against certain liabilities contracted by them in such capacity. The current policy coverage limit is US$35,000,000 per event and policy year at a current cost of US$447,070 per annum. When we are authorized or required to indemnify an insured, a deductible of US$250,000 per non-US securities claim applies, a deductible of US$500,000 per US securities claim applies and a deductible of US$100,000 for all other claims also applies.

5.5	OTHER BUSINESS

Management of Labopharm knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

5.6	ADDITIONAL INFORMATION

Additional information relating to us, including compensation information for previous years may be found on SEDAR (www.sedar.com) and on the EDGAR website (www.sec.gov/edgar.shtml). Financial information related to us is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis thereon for the fiscal ended December 31, 2010. We provide the following documents to any person who requests same from our Corporate Secretary at 480 Armand-Frappier Boulevard, Laval, Quebec, Canada, H7V 4B4:

(i)	a copy of the Audited Consolidated Financial Statements and Management’s Discussion and Analysis thereon; and,

(ii)	a copy of the Circular.

In addition, it will be possible to obtain our Annual Report on Form 20-F after the date it is filed on the EDGAR website (www.sec.gov/edgar.shtml) with the U.S. Securities and Exchange Commission and on SEDAR (www.sedar.com) with the CSA as well as any document incorporated by reference therein.

We may require the payment of reasonable expenses if documents are requested by a person who is not a holder of Labopharm’s securities, unless we make a distribution of our securities in accordance with a short form prospectus, in which case such documents will be provided at no charge.

5.7	SHAREHOLDER NOMINEES FOR 2012 ANNUAL MEETING

In accordance with the Corporation’s Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance at Meetings, shareholder recommendations as nominees for election to the Board at the 2012 annual meeting of shareholders must be received by the Corporate Secretary of the Corporation before November 18, 2011 at the registered office address of the Corporation, at 480 Armand-Frappier Boulevard Laval, Quebec, Canada, H7V 4B4. A copy of the Corporation’s Policy can be obtained on its website (www.labopharm.com).

5.8	SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

The deadline by which the Corporation must receive proposals from its shareholders for presentation at the Annual Meeting of the Shareholders to be held in 2012 is Wednesday December 21, 2011 at 5:00 p.m. (Montreal time).

5.9	APPROVAL OF THE INFORMATION CIRCULAR

The Board of Labopharm has approved the contents and the sending of the Circular to its shareholders.

/s/ Mark A. D’Souza
President and Chief Executive Officer
Laval, Quebec, Canada
March 21, 2011

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Labopharm’s Corporate Governance Practices

The Canadian Securities Administrators (the “CSA”) adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) (collectively the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards are the primary source of codified recommendations in respect of corporate governance practices in Canada.

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Corporate Governance Standards.

In 2010, we reviewed and updated our corporate governance practices. In such process, we updated the charters of each of the Board, the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee and the following policies: Disclosure and Confidentiality Policy, Trading Policy, Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, Code of Ethics and Business Conduct, and Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance Meetings. A Whistleblowing Policy is also in force. We refer to our Board and Committee Charters as our “Corporate Governance Rules.”

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Corporate Governance Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website (www.labopharm.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

National Instrument 52-110 - Audit Committees (“NI 52-110”) adopted by the CSA sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the NI 52-110 requirements is included in our 2010 Annual Report on Form 20-F filed on the EDGAR website (www.sec.gov/edgar.shtml) with the U.S. Securities and Exchange Commission and on SEDAR (www.sedar.com) with the CSA.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board are of the view that our corporate governance practices, as summarized in the following table, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.labopharm.com).

CSA Guidelines | Labopharm's Corporate Governance Practices

discussion among its independent directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Santo J. Costa is Chairman of the Board and is independent within the meaning of NI 58-101.

The Chairman of the Board is responsible for the management, the development and the effective performance of the Board. He ensures that the Board fully executes its mandate and that the directors clearly understand and respect the boundaries between responsibilities of the Board and the responsibilities of Management.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The table below indicates the directors' record of attendance at meetings of the Board of Directors and its committees during the fiscal year ended December 31, 2010:

Director	Board	Committee	Total Board and Committee
Santo J. Costa	13 of 14	4 of 4	93%
Julia R. Brown	13 of 14	4 of 4	93%
James R. Howard-Tripp	14 of 14	N/A	100%
Richard J. MacKay	14 of 14	6 of 6	100%
Frédéric Porte	14 of 14	6 of 6	100%
Lawrence E. Posner	13 of 14	4 of 4	93%
Jacques L. Roy	14 of 14	10 of 10	100%
Rachel R. Selisker	14 of 14	8 of 8	100%
Attendance Rate:	**97.4%**	**100%**	**97.4%**

2. Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The charter of the Board, a copy of which is attached as Schedule B to the Circular, is to supervise the management of our business and affairs with the objective of increasing value for our shareholders. The Board is responsible for the proper stewardship of the Corporation and, as such, it must efficiently and independently oversee the business and affairs of the Corporation which are managed on a day-to-day basis by Management.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each

The Board has approved a written position description for the Chairman of the Board and for the Chair of its committees

CSA Guidelines	Labopharm's Corporate Governance Practices

board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	which are available on our website (www.labopharm.com). The Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee ensures effective performance and the fulfillment of the charter of their respective committees.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has approved a written position description for the President and Chief Executive Officer, which is available on our website (www.labopharm.com).
4. Orientation and Continuing Education	
(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	An orientation and training program for new Board members has been set up by our former Human Resources and Corporate Governance Committee and is now be administered by our Corporate Governance and Nominating Committee. The Board holds individual meetings with the President and Chief Executive Officer and other executive officers for each new director. New directors are provided with an extensive information package containing: (i) information about Labopharm; (ii) a copy of our articles and by-laws; (iii) a copy of the FSTQ Agreement; (iv) information on insurance coverage; and (v) various policies/plans governing the Board and/or senior executives including, amongst others, the Trading Policy, the Disclosure and Confidentiality Policy and the Code of Ethics and Business Conduct.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skills and knowledge necessary to meet their obligations as directors.	Strategic planning sessions, using external consultants and advisors, and including management, are conducted periodically. The Board also has presentations and seminars with external consultants, advisors, and members of the management team, on particular topics on an as needed basis.
5. Ethical Business Conduct	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We adopted a Code of Ethics and Business Conduct (the "Code of Ethics") which was amended on August 11, 2010. The Corporate Governance and Nominating Committee is responsible for the Code of Ethics. It assesses the adequacy of the Code of Ethics on a periodic basis but at least annually.
(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on our website (www.labopharm.com). A paper copy is also available upon request from our Corporate Secretary.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance,	The Corporate Governance and Nominating Committee is responsible for monitoring compliance with our Code of Ethics. Our directors, officers and employees are asked to periodically

CSA Guidelines	Labopharm's Corporate Governance Practices

explain whether and how the board satisfies itself regarding compliance with its code; and	acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change report has been required or filed during our fiscal year ended December 31, 2010 with respect to any conduct constituting a departure from our Code of Ethics.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Audit Committee reviews and approves all related party transactions for potential conflict of interest situations on an ongoing basis.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	We have arranged for an Ethics Hotline through which directors, officers and employees can, on an anonymous basis, disclose any information or knowledge they may have regarding violations of the Code of Ethics or any information or knowledge regarding questionable accounting practices or auditing matters.
6. Nomination of Directors	
(a) Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance and Nominating Committee is responsible for administering a nomination process and criteria for selecting directors by regularly assessing the independence, qualifications, personal qualities, business background and diversified experience of the Board of Directors and as provided for in the Policy governing Director nominations, Shareholder-Board communications and director attendance at meetings. The Corporate Governance and Nominating Committee identifies candidates for election to the Board in consultation with management, and with the assistance of external advisers, or through such other methods as the Corporate Governance and Nominating Committee deems to be helpful to identify candidates for the filling of vacancies on the Board of Directors. The Corporate Governance and Nominating Committee will also consider candidates for election to the Board recommended by shareholders.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee is currently composed of three directors, all of whom are independent, namely Messrs. Santo J. Costa, Richard J. MacKay and Lawrence E. Posner.

CSA Guidelines	Labopharm's Corporate Governance Practices

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Under its Charter, the Corporate Governance and Nominating Committee is responsible for identifying from time to time qualified candidates for the filling of vacancies on the Board of Directors and recommending to the Board the new directors nominees. In addition to the responsibilities and powers described hereinabove, the Committee is also responsible for assisting the Board in developing and monitoring the Corporation's corporate governance practices.
7. Compensation	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Compensation Committee reviews the amount and the form of compensation of directors and officers. The process is more fully described in Section 4 of the Circular "Statement of Executive Compensation."
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee is currently composed of three directors, all of whom are independent, namely Mrs. Julia R. Brown, Ms. Rachel R. Selisker and Mr. Jacques L. Roy.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee provides that the committee is responsible for ensuring that appropriate processes are in place regarding succession planning for the President and Chief Executive Officer and other senior management positions, establishing the overall compensation philosophy of the Corporation, establishing a compensation system of programs designed to achieve corporate goals and objectives, and reviewing and recommending to the Board of Directors the President and Chief Executive Officer and senior executives' compensation and compensation packages for the Board of Directors with the assistance of external independant consultants where appropriate. The Compensation Committee is also responsible for reviewing and recommending to the Board of Directors any proposed amendments to our Stock Option Plan, subject to obtaining any required consents of applicable stock exchanges or securities regulatory authorities and for reviewing annually the level of ownership of Shares by our directors and officers.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly	Radford, an Aon Hewitt Company was retained by the Compensation Committee of Labopharm to assist in determining compensation of the directors and officers. For more information on our independent compensation consultant, please refer to the section "Independent Compensation Consultant" in Section 4 of the Circular.

CSA Guidelines	Labopharm's Corporate Governance Practices

describe the nature of the work.	
8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other standing Board committees.
9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Charter of the Corporate Governance and Nominating Committee provides that the committee is responsible for assessing the effectiveness of directors, the Board of Directors and the various committees of the Board of Directors. In 2008, the Corporate Governance and Nominating Committee retained the services of Levin & Corporation, Inc., an expert firm, to perform the assessment of the Board and Committees and their respective members individually. The main purpose of this exercise, completed in early 2009, was to determine how the Board compares with the best Canadian corporate governance practices and to ensure that Labopharm is well-positioned moving forward. In 2010, an assessment of the Board and its committees was conducted through a confidential evaluation completed by the directors. This evaluation was completed in early 2011. In addition, the Corporate Governance and Nominating Committee monitors and makes recommendations regarding the effectiveness of our system of corporate governance, including the frequency and content of meetings, the need for any special meetings, communication processes between the Board and management and mandates of committees of the Board.

SCHEDULE B

CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Board is responsible for supervising the management of the Company’s business and affairs, with the objective of increasing value for its shareholders. The Board is responsible for the proper stewardship of the Company and, as such, it must efficiently and independently supervise the business and affairs of the Company which are managed on a day-to-day basis by management. The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities with regards to the management of the Company.

All decisions of the Board must be made in the best interests of the Company.

II.	COMPOSITION AND QUORUM

The Board shall be composed of a minimum of three (3) and a maximum of twenty-five (25) directors.

The majority of the members of the Board shall qualify as independent, as determined by the Board and in accordance with the statutory and regulatory requirements applicable to the Company as in effect from time to time. The Board considers annually the independence of each of its members.

If the Company has a significant shareholder, in addition to a majority of independent directors, the Board shall include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.

The quorum at any meeting of the Board shall be constituted by a majority of its directors holding office.

III.	RESPONSIBILITIES

The Board shall have the following responsibilities:

A.	With respect to strategic planning

•	Approving annually the Company’s strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving and monitoring the implementation of the Company’s annual business plan; and,

•	Advising Management on strategic issues.

B.	With respect to compensation and performance assessment

•	Choosing the President and Chief Executive Officer ("CEO") and approving the appointment of other officers;

•	Determining, jointly with the CEO, the corporate objectives and establishing expectations of management;

•	Monitoring and assessing the performance of the CEO and of senior management executives and approving their compensation, taking into consideration Board expectations and fixed objectives;

•	Monitoring management and Board succession planning process;

•	Monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	Approving the list of Board nominees for election by shareholders;

•	Reviewing and approving the remuneration of directors;

•	Approving changes to the Stock Option Plan or to the terms of outstanding options; and,

•	Approving all stock-option grants.

C.	With respect to financial matters and internal controls

•	Monitoring the integrity and quality of the Company’s financial statements and the appropriateness of their disclosure;

•	Reviewing and approving the Company’s Annual Information Form, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses;

•
Approving operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major transactions such as investments or divestitures;

•	Determining dividends policies and procedures;

•
Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation processes to manage these risks and opportunities.

•	Monitoring the Company’s internal control systems and management information systems;

•	Monitoring the Company’s compliance with applicable legal and regulatory requirements; and,

•	Reviewing periodically the Company’s corporate policies relating to trading and disclosure matters and monitoring compliance to such policies.

D.	With respect to corporate governance matters

•
Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board, and, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•
Adopting and reviewing, on a regular basis, the Company’s Code of Ethics and Business Conduct applicable to the Company’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code;

•	Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors; and,

•	Adopting orientation and education programs for directors.

IV.	METHOD OF OPERATION

•	Meetings of the Board of Directors are held at least quarterly and as required; in addition, two meetings of the Board of Directors will be set aside every year for strategic planning purposes.

•	The Secretary or any other person designated by the Board shall act as the Board’s Secretary.

•
The Chairman develops the agenda for each meeting of the Board in consultation with the CEO and the Secretary. The agenda and the appropriate material are provided to directors in a timely manner prior to any meeting of the Board.

•	Independent directors meet periodically without management and other non-independent directors present.

•	The Board periodically reviews this Charter, as conditions dictate.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory or regulatory requirements for the members of the Board of Directors.